                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Schedule TO

                      Tender Offer Statement under Section
           14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                  QUILMES INDUSTRIAL (QUINSA), SOCIETE ANONYME
     ----------------------------------------------------------------------
                                (Name of Issuer)


              QUILMES INDUSTRIAL (QUINSA), SOCIETE ANONYME (Issuer)
              -----------------------------------------------------
 (Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))


                        Class B Shares, without par value
                    American Depositary Shares, each of which
                                  represents 2
                 Class B Shares, without par value, evidenced by
                          American Depositary Receipts
           -----------------------------------------------------------
                         (Title of Class of Securities)

                           74838Y207 (Class B Shares)
               74838Y108 (American Depositary Shares evidenced by
                          American Depositary Receipts)
              -----------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Mr. Gustavo Castelli
                          12 de Octubre y Gran Canaria,
                             (1878) Quilmes, Prov.,
                             Buenos Aires, Argentina
                           Telephone: 54-11-4349-1849
              -----------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:
                                  Diane G. Kerr
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000
            ---------------------------------------------------------

                            CALCULATION OF FILING FEE

      Transaction Valuation*                       Amount of Filing Fee**
           $80,000,000                                   $ 10,136.00

* Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of 8,400,000 outstanding Class B shares (including those held as American Depositary Shares) at the maximum tender offer price of $9.50 per Class B share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission, equals $126.70 per million of the value of the transaction.


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[ ] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A                       Filing Party:  N/A

Form of Registration No.:  N/A                       Date Filed:    N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1
[x] issuer tender offer subject to Rule 13e-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO


      This Tender Offer Statement on Schedule TO relates to the offer by Quilmes Industrial (Quinsa), Societe Anonyme, a Luxembourg corporation ("Quinsa" or the "Company"), in connection with its offer to purchase up to 8,400,000 Class B Shares (including those held as American Depositary Shares ("ADSs")), or such lesser number of Class B shares (including those held as ADSs) as are properly tendered and not properly withdrawn, at a price not greater than $9.50 nor less than $8.00 per Class B share, net to the seller in cash, without interest. Each ADS represents two Class B shares. Quinsa will treat each tender of an ADS as a tender of the two underlying Class B shares.

      Quinsa's offer is being made upon the terms and subject to the terms set forth in the Offer to Purchase dated August 18, 2004 (the "Offer to Purchase"), the related Letter of Transmittal to Tender Shares and the related Letter of Transmittal to Tender American Depositary Shares, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) respectively (which collectively, as amended or supplemented from time to time, constitute the "Offer"). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

ITEM 1. SUMMARY TERM SHEET.

      The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the issuer is Quilmes Industrial (Quinsa), Societe Anonyme. The address and telephone number of Quinsa is set forth under Item 3.

      (b) The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in the Offer to Purchase under Section 7 ("Price Range of Shares and ADSs; Dividends") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) Quinsa is the filing person. The business address of Quinsa is Avenida 12 de Octubure y Gran Canaria, Quilmes B1878 AAB, Buenos Aires, Argentina. Quinsa's telephone number is +54-11-4349-1700. The information set forth in the Offer to Purchase under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs") is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      (a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

      -     Summary Term Sheet;

      -     Section 1 ("Number of Shares; Proration");

      -     Section 2 ("Purpose of the Offer; Certain Effects of the Offer");

      -     Section 3 ("Procedures for Tendering Shares and ADSs");

      -     Section 4 ("Withdrawal Rights");

      -     Section 5 ("Purchase of Shares and ADSs and Payment of Purchase
            Price");

      - Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs");

      -     Section 12 ("United States Federal Income Tax Consequences");

      -     Section 13 ("Luxembourg Income Tax Consequences"); and

      -     Section 14 ("Extension of the Tender Offer; Termination;
            Amendment").

      (b) The information set forth in the Offer to Purchase under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      (e) The information set forth under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs") in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a), (b) and (c) The information set forth under Section 2 ("Purpose of the Offer; Certain Effects of the Offer") in the Offer to Purchase and the information set forth under Section 9 ("Certain Information Concerning Us") in the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth under Section 8 ("Source and Amount of Funds") in the Offer to Purchase is incorporated herein by reference.

      (b) None.

      (d) The information set forth under Section 8 ("Source and Amount of Funds") in the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) and (b) The information set forth under Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs") in the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth under Section 15 ("Fees and Expenses") in the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      (a) Not applicable.

      (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a) The information set forth under Section 9 ("Certain Information Concerning Us"), Section 10 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares and ADSs") and Section 11 ("Legal Matters; Regulatory Approvals") in the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in the Offer to Purchase, in the related Letter of Transmittal to Tender Shares and in the related Letter of Transmittal to Tender American Depositary Shares, copies of which are filed as Exhibits
(a)(1)(i), (a)(1)(ii) and (a)(1)(iii) respectively hereto, as each may be amended from time to time, is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)       Offer to Purchase dated, August 18, 2004.

(a)(1)(ii)      Letter of Transmittal to Tender Shares.

(a)(1)(iii) Letter of Transmittal to Tender American Depositary Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iv)      Notice of Guaranteed Delivery.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 18, 2004.

(a)(1)(vi) Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees dated August 18, 2004.

(a)(2)          None.

(a)(3)          Not applicable.

(a)(4)          Not applicable.

(a)(5)(i)       Form of Summary Advertisement dated August 18, 2004.

(a)(5)(ii) Press release dated August 18, 2004, announcing commencement of the Offer.

(b) Commitment Letter dated August 13, 2004, between Quinsa and Quilmes International (Bermuda) Ltd.

(d)(1) Amended and Restated Deposit Agreement dated February 28, 2002, among Quinsa, The Bank of New York (as depositary) and holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.

(d)(2) Form of American Depositary Receipt for Quinsa Class B shares (also included in Exhibit (d)(1)).

(d)(3) Share Exchange Agreement dated May 1, 2002, among Companhia de Bebidas das Americas - AmBev ("AmBev") and Quinsa, incorporated by reference to Exhibit 2.1 to the Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev.

(d)(4) Memorandum of Agreement dated January 13, 2003, among Heineken International B.V., Quinsa, Beverage Associates (BAC) Corp. ("BAC") and certain of their respective affiliates dated January 13, 2003, incorporated by reference to Exhibit 4.2 to Quinsa's Annual Report on Form 20-F filed on June 27, 2003.

(d)(5) Letter Agreement dated January 13, 2003, among AmBev, BAC and Quinsa, incorporated by reference to Exhibit 2.4 to the Schedule 13D/A relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(6) Quinsa Shareholders Agreement dated as of January 31, 2003, between BAC and AmBev, incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(7) Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev, incorporated by reference to Exhibit 2.2 to the
                Schedule 13D relating to Quinsa filed on May 13, 2002, by AmBev.

(d)(8) Amendment No. 1, dated as of January 31, 2003, to the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev, incorporated by reference to Exhibit 2.3 to the Schedule 13D/A relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(9) Share Pledge Agreement dated as of July 31, 2003, among BAC, AmBev and Quinsa, incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(10) Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York, incorporated by reference to Exhibit
                2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(11) Letter Agreement dated as of July 16, 2004, among BAC, AmBev and Braco Investimentos S.A. (as successor to Braco S.A.), amending the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (as amended).

(g)             Not applicable.

(h)             Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

      Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         QUILMES INDUSTRIAL (QUINSA),
                                         SOCIETE ANONYME

                                         By:   /s/ Gustavo Castelli
                                               ---------------------------------
                                               Name: Gustavo Castelli
                                               Title: Chief Financial Officer

Dated:  August 18, 2004

                                  EXHIBIT INDEX

EXHIBIT
NUMBER          DESCRIPTION

(a)(1)(i)       Offer to Purchase dated August 18, 2004.

(a)(1)(ii)      Letter of Transmittal to Tender Shares.

(a)(1)(iii) Letter of Transmittal to Tender American Depositary Shares (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iv)      Notice of Guaranteed Delivery.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated August 18, 2004.

(a)(1)(vi) Letter to Brokers, Dealers Commercial Banks, Trust Companies and Other Nominees dated August 18, 2004.

(a)(5)(i)       Form of Summary Advertisement dated August 18, 2004.

(a)(5)(ii) Press release dated August 18, 2004, announcing commencement of the Offer.

(b) Commitment Letter dated August 13, 2004, between Quinsa and Quilmes International (Bermuda) Ltd.

(d)(1) Deposit Agreement dated February 28, 2002, among Quinsa, The Bank of New York (as depositary) and holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.

(d)(2) Form of American Depositary Receipt for Quinsa Class B shares (also included in Exhibit (d)(1)).

(d)(3) Share Exchange Agreement dated May 1, 2002, among Companhia de Bebidas das Americas - AmBev ("AmBev") and Quinsa, incorporated by reference to Exhibit 2.1 to the Schedule 13D relating to Quinsa, filed on May 13, 2002, by AmBev.

(d)(4) Memorandum of Agreement dated January 13, 2003, among Heineken International B.V., Quinsa, Beverage Associates (BAC) Corp. ("BAC") and certain of their respective affiliates dated January 13, 2003, incorporated by reference to Exhibit 4.2 to Quinsa's Annual Report on Form 20-F filed on June 27, 2003.

(d)(5) Letter Agreement dated January 13, 2003, among AmBev, BAC and Quinsa, incorporated by reference to Exhibit 2.4 to the Schedule 13D/A relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(6) Quinsa Shareholders Agreement dated as of January 31, 2003, between BAC and AmBev, incorporated by reference to Exhibit 2.5 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(7) Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev, incorporated by reference to Exhibit 2.2 to the
                Schedule 13D relating to Quinsa filed on May 13, 2002, by AmBev.

(d)(8) Amendment No. 1 dated as of January 31, 2003, to the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev, incorporated by reference to Exhibit 2.3 to the

                Schedule 13D/A relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(9) Share Pledge Agreement dated as of January 31, 2003, among BAC, AmBev and Quinsa, incorporated by reference to Exhibit 2.9 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(10) Escrow Agreement dated as of January 31, 2003, among BAC, AmBev and The Bank of New York, incorporated by reference to Exhibit
                2.10 to Amendment No. 1 to the Schedule 13D relating to Quinsa filed on February 4, 2003, by AmBev.

(d)(11) Letter Agreement dated as of July 16, 2004, among BAC, AmBev and Braco Investimentos S.A. (as successor to Braco S.A.), amending the Stock Purchase Agreement dated as of May 1, 2002, between BAC and AmBev (as amended).